Exhibit 99.57

For Immediate Release:

HudBay Announces $1 Million 80th Anniversary Fund

to Support Community-based Programs for the

Flin Flon-Creighton Region

WINNIPEG, MANITOBA, August 21, 2008 – HudBay Minerals Inc. (“HudBay”) (TSX: HBM) today announced that it is donating $1 million for the creation of a new 80th Anniversary Fund to support community-based programs in the Flin Flon-Creighton region. As part of HudBay’s 80th anniversary celebrations, the company has chosen to focus a part of its philanthropic efforts in the Flin Flon-Creighton region where the company has been operating for 80 years.

“We are very pleased to announce the creation of the 80th Anniversary Fund, which will support community-based programs in the Flin Flon-Creighton region,” stated Allen Palmiere, President and Chief Executive Officer of HudBay. “HudBay has a long history and strong ties in the Flin Flon-Creighton region and, as part of our 80th year celebrations, we see this as a way to further give back to the region which has supported us.”

The HudBay 80th Year Anniversary Fund will engage and challenge local citizens, groups and young people to submit their ideas for sustainable, community-improvement projects that will add to the strong character of the Flin Flon-Creighton region. This new 80th Year Anniversary Fund will enable the region to bring those projects to life.

A Steering Committee comprising of: a representative from the City of Flin Flon, a representative from the Town of Creighton, a representative from the Flin Flon & District Chamber of Commerce; as well as a representative from HudBay will be responsible for determining the terms of reference for allocating the $1 million over a five years. In addition, the Chamber of Commerce representative will act as Chair of the Committee and the Chamber of Commerce will be responsible for providing administrative services to support the Steering Committee.

“We are thrilled with the generous investment that HudBay has offered to put into Flin Flon and the region,” said Tom Therien, Mayor of Flin Flon. “It shows HudBay’s commitment to our community.”

“This is a great day for Creighton, as the 80th Anniversary Fund is a reflection of the strong bond that HudBay has with the region,” added Bruce Fidler, Mayor of Creighton. “We are excited by the possibilities that such a significant investment can have on our community.”

Specific details about the 80th Anniversary Fund and how the Fund will be used in the community over the next five years, will be revealed by the Steering Committee in the coming months.

Over the past 80 years, HudBay has provided employment for over 20,000 people and the company has contributed billions of dollars in economic development to Manitoba. In addition, the company has provided many millions of dollars in community support and donations throughout its history. Today’s announcement marks the second significant donation by HudBay in Manitoba this year. The company also announced a $1 million donation to the Friends for the Canadian Museum for Human Rights in January 2008.

For more information on HudBay’s anniversary celebrations, please visit the HudBay website at www.hudbayminerals.com.

About HudBay Minerals Inc.

HudBay is an integrated mining company operating mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine copper refinery in Michigan and the Balmat zinc mine in New York state. HudBay is a member of the S&P/TSX Composite Index and a member of the S&P/TSX Global Mining Index.

(HBM-G)

For further information:

Tom Goodman

Vice President, Technical Services and Human Resources

Tel: 204-687-2380

Email: tom.goodman@hbms.ca

or

MaryAnn Mihychuk

Director, Corporate Relations

Tel: (204) 271-1680

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